CUSIP NO. 367339-10-8            Schedule 13D                        Page 1 of 6



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)

                              GateField Corporation
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)

                                   367339-10-8
                                 (CUSIP Number)

                              Mr. Jonathan Huberman
                              Idanta Partners Ltd.
                     4660 La Jolla Village Drive, Suite 850
                       San Diego, CA 92122 (858) 452-9690
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(f) for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP NO. 367339-10-8            Schedule 13D                        Page 2 of 6

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDANTA PARTNERS LTD.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    406,752 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          NONE
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    406,752 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     406,752 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.7% (2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 6,471 shares of common stock, $.10 par value per share ("Common Stock") , of GateField Corporation (the "Company") issuable upon conversion of 14,122 shares of the Company's Series B Convertible Preferred Stock ("Series B Stock") and 400,281 shares of Common Stock held by the Reporting Person.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 4,643,848 shares of Common Stock, plus the 6,471 shares of Common Stock issuable upon conversion of 14,122 shares of Series B Stock.

CUSIP NO. 367339-10-8            Schedule 13D                        Page 3 of 6

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID J. DUNN, TRUSTEE, DUNN FAMILY TRUST
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    105,207 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          406,752 (2)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    105,207 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    406,752 (2)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     511,959 (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     11.0% (4)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     GRANTOR TRUST
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (a) 1,650 shares of Common Stock issuable upon conversion of 3,601 shares of Series B Stock, (b) 102,057 shares of Common Stock, and (b) 1,500 shares of Common Stock issuable within 60 days after the date hereof upon exercise of an option.
(2) Consists of 406,752 shares of Common Stock beneficially owned by Idanta Partners Ltd., the voting power of which is shared by its general partners, The Dunn Family Trust and Jonathan Huberman.
(3)  Consists of the sum of the shares described in footnotes (1) and (2) above.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 4,643,848 shares of Common Stock, plus (a) 8,121 shares of Common Stock issuable upon conversion an aggregate of 17,723 Series B Stock and (b)1,500 shares of Common Stock issuable upon exercise of an option.

CUSIP NO. 367339-10-8            Schedule 13D                        Page 4 of 6

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     JONATHAN HUBERMAN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,500 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          406,752 (2)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,500 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    406,752 (2)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     408,252 (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.8% (4)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 1,500 shares of Common Stock issuable within 60 days after the date hereof upon exercise of an option.
(2) Consists of 406,752 shares beneficially owned by Idanta Partners Ltd., the voting power of which is shared by its general partners, The Dunn Family Trust and Mr. Huberman.
(3)  Consists of the sum of the shares described in footnotes (1) and (2) above.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are outstanding 4,643,848 shares of Common Stock, plus (a) 6,471 shares of Common Stock issuable upon conversion of 14,122 shares of Series B Stock and (b) 1,500 shares of Common Stock issuable upon exercise of an option.

CUSIP NO. 367339-10-8            Schedule 13D                        Page 5 of 6

      The Schedule 13D initially filed on November 19, 1997 (as amended January 15, 1998 by Amendment No. 1, and December 28, 1998 by Amendment No. 2, the "SCHEDULE 13D") by Idanta Partners Ltd. ("IDANTA"), The Dunn Family Trust ("DFT") and Jonathan Huberman ("JH") relating to the common stock, $.10 par value per share (the "COMMON STOCK"), of GateField Corporation (the "COMPANY") is amended by this Amendment No. 3 as set forth below. All share data herein reflect the one-for-ten reverse split of the Common Stock which was effective June 30, 1999.

      On October 14, 1999, the Company sold 40,818 shares of Common Stock to Idanta and 10,407 shares of Common Stock to DFT. Accordingly, paragraphs (a) and
(b) of Item 5 of the Schedule 13D are amended as set forth below to reflect changes in beneficial ownership of securities of the Company.

ITEM 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a)-(b)

                  IDANTA. The aggregate number of shares of Common Stock that Idanta owns beneficially, pursuant to Rule 13d-3 of the Act, is 406,752, which constitutes approximately 8.7% of the outstanding shares of Common Stock. Of these 406,752 shares, 400,281 shares are directly owned and 6,471 shares are issuable upon conversion of 14,122 shares of Series B Stock held by Idanta. Idanta has sole voting and investment power with respect to all such shares, which is exercised by its general partners, DFT and JH. David J. Dunn, trustee of the DFT, exercises the voting and investment power vested in DFT.

                  DFT. Because of its position as a general partner of Idanta, DFT shares with JH voting and investment power with respect to the 406,752 shares beneficially owned by Idanta, and has sole voting and investment power with respect to the 105,207 shares it beneficially owns. Of these 105,207 shares, 102,057 shares are directly owned, 1,650 shares are issuable upon conversion of 3,601 shares of Series B Stock held by DFT and 1,500 shares are issuable upon exercise of an option held by DFT that is exercisable within 60 days after the date hereof. Mr. Dunn, Trustee of DFT, exercises the voting and investment power vested in DFT. Accordingly, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be a beneficial owner of a total of 511,959 shares of Common Stock, which constitutes approximately 11.0% of the Company's outstanding Common Stock.

                  JH. Because of his position as a general partner of Idanta, JH shares with DFT voting and investment power with respect to the 406,752 shares beneficially owned by Idanta, and has sole voting and investment power with respect to 1,500 shares of Common Stock issuable upon exercise of an option held by JH that is exercisable within 60 days after the date hereof. Accordingly, JH may be deemed to be the beneficial owner of a total of 408,252 shares of Common Stock, which constitutes approximately 8.8% of the Company's outstanding Common Stock.

CUSIP NO. 367339-10-8            Schedule 13D                        Page 6 of 6

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct. The undersigned have filed this amendment jointly pursuant to the agreement attached as EXHIBIT A to the Schedule 13D.



DATED: October 19, 1999



                                            IDANTA PARTNERS LTD.


                                            By: /s/ Jonathan Huberman
                                               ---------------------------------
                                                General Partner


                                            DUNN FAMILY TRUST


                                            By: /s/ David J. Dunn
                                               ---------------------------------
                                                David J. Dunn, Trustee



                                                /s/ Jonathan Huberman
                                               ---------------------------------
                                                Jonathan Huberman